SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                                (AMENDMENT NO.1)*


                             COLORADO MEDTECH, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   19652U 10 4
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                              MICHAEL A. KING, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                 767 5TH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)


                               SEPTEMBER 10, 2000
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX
|_|.

NOTE. SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7(B) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT .

                         (CONTINUED ON FOLLOWING PAGES)

                               (PAGE 1 OF 6 PAGES)

-------------
*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).



NY2:\962896\01\KMZ401!.DOC\99980.0025

------------------------------ --------------------------------------------            --------------------------------------------
CUSIP No.                      19652U104                                       13D                           Page 2 of 6 pages
------------------------------ --------------------------------------------            --------------------------------------------
------------ --------------------------------------------------- ------------------------------------------------------------------
  1          NAME OF REPORTING PERSON:                           ANTHONY J. FANT
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

------------ ----------------------------------------------------------------------------------------------------- ----------------
  2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                             (A) [_]
                                                                                                                           (B) [_]
------------ ----------------------------------------------------------------------------------------------------------------------
  3          SEC USE ONLY
------------ ----------------------------------------------------------------------------------------------------------------------
  4          SOURCE OF FUNDS*

------------ ----------------------------------------------------------------------------------------------------------------------
  5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)    [__]
------------ --------------------------------------------------- ------------------------------------------------------------------
  6          CITIZENSHIP OR PLACE OF ORGANIZATION:               UNITED STATES

------------------- ------ ------------------------------------------------ -------------------------------------------------------
  NUMBER OF           7    SOLE VOTING POWER:                               1,214,300
   SHARES
                    ------ ------------------------------------------------ -------------------------------------------------------
BENEFICIALLY          8    SHARED VOTING POWER:                             0
  OWNED BY
                    ------ ------------------------------------------------ -------------------------------------------------------
    EACH              9    SOLE DISPOSITIVE POWER:                          0
  REPORTING
                    ------ ------------------------------------------------ -------------------------------------------------------
 PERSON WITH         10    SHARED DISPOSITIVE POWER:                        1,214,300

------------ -------------------------------------------------------------- -------------------------------------------------------
  11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       1,214,300

------------ ----------------------------------------------------------------------------------------------------- ----------------
  12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:                                           [_]

------------ ----------------------------------------------------------------------------------------------------- ----------------
  13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                                    9.9%

------------ --------------------------------------------------- ------------------------------------------------------------------
  14         TYPE OF REPORTING PERSON:                           IN

------------ --------------------------------------------------- ------------------------------------------------------------------


ITEM 1.  SECURITY AND ISSUER

         This schedule relates to the common stock, no par value, of Colorado MEDtech, Inc., a Colorado corporation ("Colorado MEDtech"). The address of the principal executive office of Colorado MEDtech is 6175 Longbow Drive, Boulder, CO 80301.

ITEM 2.  IDENTITY AND BACKGROUND

           (a)-(f) This Schedule 13D is being filed by Anthony J. Fant, pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Mr. Fant's business address is P.O. 5000, 1495 Steiger Lake Lane, Victoria, MN 55386. Mr. Fant's present principal employment is Chairman and Chief Executive Officer of HEI, Inc. ("HEI"), which is engaged in the business of designing and manufacturing ultraminiature microelectronic devices and high technology products incorporating these devices. Mr. Fant has not, during the last five years, been convicted in a criminal proceeding and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Mr. Fant is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           Pursuant to a Letter Agreement, dated September 10, 2000, between Mr. Fant and HEI (the "Letter Agreement"), Mr. Fant agreed to sell to HEI and HEI agreed to purchase from Mr. Fant 1,214,300 shares (the "CM Shares") of common stock, no par value, of Colorado MEDtech owned by Mr. Fant, for an aggregate purchase price of $8,330,775.26, which represents the weighted average price paid by Mr. Fant for the CM Shares. The purchase price for the CM Shares is payable in (a) 235,000 shares of common stock, $.05 par value per share, of HEI (the "HEI Shares") and (b) the assumption by HEI of $3,072,650.26 of indebtedness of Mr. Fant, which indebtedness was incurred by Mr. Fant in connection with the acquisition of the CM Shares. In addition, HEI will reimburse Mr. Fant for all of Mr. Fant's costs and expenses reasonably related to Mr. Fant's acquisition of the CM Shares prior to August 10, 2000.

ITEM 4.  PURPOSE OF TRANSACTION

           HEI has announced in a press release dated September 11, 2000 that it has made a proposal to Colorado MEDtech that HEI acquire Colorado MEDtech in an exchange offer whereby a newly-formed subsidiary of HEI would offer to acquire all of the outstanding capital stock of Colorado MEDtech, and subsequently merge with Colorado MEDtech. Pursuant to the proposal, Colorado MEDtech shareholders would tender each of their shares for a number of shares of common stock of HEI having a value of $12.00, provided that no mare than an aggregate of 8.5 million HEI shares shall be issued in the exchange offer and merger.

           Subject to applicable law, Mr. Fant specifically reserves the right to continue to acquire securities of Colorado MEDtech from time to time in the open market or otherwise and to sell any securities of Colorado MEDtech at any time and from time to time in the open market or otherwise. No agreements, arrangements or understandings exist between Mr. Fant and third persons with respect to the foregoing.

           Except as set forth in this Item 4, Mr. Fant, has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) Mr. Fant is the beneficial owner of 1,214,300 shares of Colorado MEDtech common stock, or approximately 9.9% of Colorado MEDtech common stock based on a total of 12,263,423 shares of Colorado MEDtech common stock stated to be outstanding as of April 30, 2000 by Colorado MEDtech in its Quarterly Report on Form 10-Q, which was filed with the Securities and Exchange Commission on May 15, 2000. See Item 6 which describes Mr. Fant's interests in the subsequent transfer of the CM Shares to any unaffiliated third party.

(b) Upon consummation of the transactions under the Letter Agreement, Mr. Fant will not have the power to vote or direct the vote or dispose or direct the disposition of any shares of common stock of Colorado MEDtech.

(c) Transactions in the Shares effected by Mr. Fant since August 31, 2000, the date of his last Schedule 13D filing, are described in Schedule A attached hereto and incorporated herein by reference.

(d) See Item 6.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           Pursuant to the Letter Agreement, Mr. Fant and HEI have agreed that if, at any time after the date of the Letter Agreement and prior to the earlier of (a) the consummation of a transaction whereby HEI directly or indirectly gains control of Colorado MEDtech, or (b) the date that is 18 months from September 10, 2000, HEI transfers any or all of the CM Shares to any person, other than an affiliate of HEI, at a price in excess of the purchase price, HEI will pay to Mr. Fant an amount, equal to 50% of the aggregate proceeds received by HEI in such transfer in excess of the purchase price, not to exceed $2,446,137. A copy of the Letter Agreement is attached hereto as Exhibit 1, and incorporated herein by reference.

           Except as specified in this Item 6, the Reporting Person does not have any contract, arrangement, understanding or relationship with any other person with respect to any security of Colorado MEDtech.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     EXHIBIT NO.                        DESCRIPTION
     -----------                        -----------

         1 Letter Agreement, between HEI, Inc. and Anthony J.Fant, dated September 10, 2000

         2        Press Release, dated September 11, 2000

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  September 22, 2000



                                           By: /s/ Anthony J. Fant
                                               ------------------------------
                                               Anthony J. Fant

                                   SCHEDULE A

                     Schedule of Transactions in the Shares


      Name               Date Sold          No. of Shares      Price Per Share
      ----               ---------          -------------      ---------------
Anthony J. Fant           9/10/00             1,214,300             $6.86

                                 EXHIBIT INDEX
                                 -------------


     EXHIBIT NO.                        DESCRIPTION
     -----------                        -----------

         1 Letter Agreement, between HEI, Inc. and Anthony J.Fant, dated September 10, 2000

         2        Press Release, dated September 11, 2000